UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                       SCHEDULE 13D/A

           Under the Securities Exchange Act of 1934
                       (Amendment No. 1) *

    Ameriwood Industries International Corporation (underlined)
                    (Name of Issuer)

         Common Stock, $1 Par Value (underline)
              (Title of Class of Securities)

                 03070110 (underlined)
                     (CUSIP Number)

  William J. Lawrence, Varnum, Riddering, Schmidt & Howlett LLP,
P.O. Box 352, Grand Rapids, Michigan 49501-0352, (616) 336-6000 (underlined) (Name, Address, and Telephone Number of Person Authorized to Receive Notice and Communications)

                    April 25, 1988 (underlined)
      (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box (square box inserted here).

Check the following box if a fee is being paid with this statement (square box inserted here). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for an subsequent amendment containing information which would alter the disclosures provided in a proper cover page.

The information reuqired in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Pursuant to Item 101(a)(2) of Regulation S-T, the following Schedule 13D, which was originally filed in paper format, is being restated in its entirety, including the original page numbers. Ameriwood Industries was formerly named Rospatch Corporation.



                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                    (Amendment No.          )*


                        ROSPATCH CORPORATION
                         (Name of Issuer)


                   Common Stock, $1.00 Par Value
                  (Title of Class of Securities)


                            778204-10-7
                          (CUSIP Number)

             Paul K. Gaston, WARNER, NORCROSS & JUDD
     900 Old Kent Building, Grand Rapids, Michigan 49503, (616) 459-6121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          March 16, 1988
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4),check the following box (box checked)

Check the following box if a fee is being paid with the statement (box checked). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D

CUSIP No. 778204-10-7                                         Page 2 of 59 Pages

1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ROSPATCH AFFILIATED EMPLOYEE STOCK OWERSHIP AND SAVINGS
      PLAN

2.   CHECK THE APPRORIATE BOX IF A MEMBER OF A GROUP

     (BOX B IS CHECKED)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     SC, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)

     (NO BOX IS CHECKED)

6.   CITIZENSHIP OR PLACE OF ORGAINZATION

     MICHIGAN

NUMBERS OF SHARES BENEFICALLY OWNED BY EACH REPORTING
 PERSON WITH:

7.   SOLE VOTING POWER

     16,200

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     200,650

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

     200,650

12.  CHECK BOX IF THIS AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

     (BOX IS CHECKED)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.17

14.  TYPE OF REPORTING PERSON*

     EP

              *SEE INSRTUCTIONS BEFORE FILLING OUT!

                           SCHEDULE 13D

CUSIP No. 778204-10-7                                         Page 3 of 59 Pages

1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PATRICIA R. BARNICK

2.   CHECK THE APPRORIATE BOX IF A MEMBER OF A GROUP

     (BOX B IS CHECKED)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF, SC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)

     (NO BOX IS CHECKED)

6.   CITIZENSHIP OR PLACE OF ORGAINZATION

     UNITED STATES

NUMBERS OF SHARES BENEFICALLY OWNED BY EACH REPORTING
 PERSON WITH:

7.   SOLE VOTING POWER

     711

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     288

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

     711

12.  CHECK BOX IF THIS AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

     (BOX IS CHECKED)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.03

14.  TYPE OF REPORTING PERSON*

     IN


              *SEE INSRTUCTIONS BEFORE FILLING OUT!


                           SCHEDULE 13D

CUSIP No. 778204-10-7                                         Page 4 of 59 Pages

1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     J. GRANT BEADLE

2.   CHECK THE APPRORIATE BOX IF A MEMBER OF A GROUP

     (BOX B IS CHECKED)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)

     (NO BOX IS CHECKED)

6.   CITIZENSHIP OR PLACE OF ORGAINZATION

     UNITED STATES

NUMBERS OF SHARES BENEFICALLY OWNED BY EACH REPORTING
 PERSON WITH:

7.   SOLE VOTING POWER

     800

8.   SHARED VOTING POWER

     200

9.   SOLE DISPOSITIVE POWER

     800

10.  SHARED DISPOSITIVE POWER

     200

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

     1,000

12.  CHECK BOX IF THIS AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

     (BOX IS CHECKED)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.04

14.  TYPE OF REPORTING PERSON*

     IN

              *SEE INSRTUCTIONS BEFORE FILLING OUT!


                           SCHEDULE 13D

CUSIP No. 778204-10-7                                         Page 5 of 59 Pages

1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     THOMAS W. BUTLER, JR.

2.   CHECK THE APPRORIATE BOX IF A MEMBER OF A GROUP

     (BOX B IS CHECKED)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)

     (NO BOX IS CHECKED)

6.   CITIZENSHIP OR PLACE OF ORGAINZATION

     UNITED STATES

NUMBERS OF SHARES BENEFICALLY OWNED BY EACH REPORTING
 PERSON WITH:

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

     1,000

12.  CHECK BOX IF THIS AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

     (BOX IS CHECKED)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.04

14.  TYPE OF REPORTING PERSON*

     IN

              *SEE INSRTUCTIONS BEFORE FILLING OUT!

                           SCHEDULE 13D

CUSIP No. 778204-10-7                                         Page 6 of 59 Pages

1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RICHARD L. COMPTON

2.   CHECK THE APPRORIATE BOX IF A MEMBER OF A GROUP

     (BOX B IS CHECKED)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     SC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)

     (NO BOX IS CHECKED)

6.   CITIZENSHIP OR PLACE OF ORGAINZATION

     UNITED STATES

NUMBERS OF SHARES BENEFICALLY OWNED BY EACH REPORTING
 PERSON WITH:

7.   SOLE VOTING POWER

     589.4023

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     233

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

     589.4023

12.  CHECK BOX IF THIS AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

     (BOX IS CHECKED)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.02

14.  TYPE OF REPORTING PERSON*

     IN

              *SEE INSRTUCTIONS BEFORE FILLING OUT!


                           SCHEDULE 13D

CUSIP No. 778204-10-7                                         Page 7 of 59 Pages

1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CAROL B. DICK

2.   CHECK THE APPRORIATE BOX IF A MEMBER OF A GROUP

     (BOX B IS CHECKED)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PR, SC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)

     (NO BOX IS CHECKED)

6.   CITIZENSHIP OR PLACE OF ORGAINZATION

     UNITED STATES

NUMBERS OF SHARES BENEFICALLY OWNED BY EACH REPORTING
 PERSON WITH:

7.   SOLE VOTING POWER

     173.517

8.   SHARED VOTING POWER

     132

9.   SOLE DISPOSITIVE POWER

     100

10.  SHARED DISPOSITIVE POWER

     132

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

     305.517

12.  CHECK BOX IF THIS AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

     (BOX IS CHECKED)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.01

14.  TYPE OF REPORTING PERSON*

     IN

              *SEE INSRTUCTIONS BEFORE FILLING OUT!


                           SCHEDULE 13D

CUSIP No. 778204-10-7                                         Page 8 of 59 Pages

1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ANNE M. FRIEND

2.   CHECK THE APPRORIATE BOX IF A MEMBER OF A GROUP

     (BOX B IS CHECKED)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     SC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)

     (NO BOX IS CHECKED)

6.   CITIZENSHIP OR PLACE OF ORGAINZATION

     UNITED STATES

NUMBERS OF SHARES BENEFICALLY OWNED BY EACH REPORTING
 PERSON WITH:

7.   SOLE VOTING POWER

     0.89

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

     0.89

12.  CHECK BOX IF THIS AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

     (BOX IS CHECKED)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Less than 0.01

14.  TYPE OF REPORTING PERSON*

     IN

              *SEE INSRTUCTIONS BEFORE FILLING OUT!


                           SCHEDULE 13D

CUSIP No. 778204-10-7                                         Page 9 of 59 Pages

1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ELLEN L. FROST

2.   CHECK THE APPRORIATE BOX IF A MEMBER OF A GROUP

     (BOX B IS CHECKED)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)

     (NO BOX IS CHECKED)

6.   CITIZENSHIP OR PLACE OF ORGAINZATION

     UNITED STATES

NUMBERS OF SHARES BENEFICALLY OWNED BY EACH REPORTING
 PERSON WITH:

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

     0

12.  CHECK BOX IF THIS AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

     (BOX IS CHECKED)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0

14.  TYPE OF REPORTING PERSON*

     IN

              *SEE INSRTUCTIONS BEFORE FILLING OUT!

                           SCHEDULE 13D

CUSIP No. 778204-10-7                                        Page 10 of 59 Pages

1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PAUL K. GASTON

2.   CHECK THE APPRORIATE BOX IF A MEMBER OF A GROUP

     (BOX B IS CHECKED)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)

     (NO BOX IS CHECKED)

6.   CITIZENSHIP OR PLACE OF ORGAINZATION

     UNITED STATES

NUMBERS OF SHARES BENEFICALLY OWNED BY EACH REPORTING
 PERSON WITH:

7.   SOLE VOTING POWER

     2,103

8.   SHARED VOTING POWER

     7,860

9.   SOLE DISPOSITIVE POWER

     2,103

10.  SHARED DISPOSITIVE POWER

     7,860

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

     9,963

12.  CHECK BOX IF THIS AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

     (BOX IS CHECKED)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.41

14.  TYPE OF REPORTING PERSON*

     IN

              *SEE INSRTUCTIONS BEFORE FILLING OUT!


                           SCHEDULE 13D

CUSIP No. 778204-10-7                                        Page 11 of 59 Pages

1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WILLIAM E. MALPASS, JR.

2.   CHECK THE APPRORIATE BOX IF A MEMBER OF A GROUP

     (BOX B IS CHECKED)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF, SC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)

     (NO BOX IS CHECKED)

6.   CITIZENSHIP OR PLACE OF ORGAINZATION

     UNITED STATES

NUMBERS OF SHARES BENEFICALLY OWNED BY EACH REPORTING
 PERSON WITH:

7.   SOLE VOTING POWER

     12,114

8.   SHARED VOTING POWER

     15,300

9.   SOLE DISPOSITIVE POWER

     11,333

10.  SHARED DISPOSITIVE POWER

     15,300

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

     27,414

12.  CHECK BOX IF THIS AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

     (BOX IS CHECKED)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.11

14.  TYPE OF REPORTING PERSON*

     IN

              *SEE INSRTUCTIONS BEFORE FILLING OUT!


                           SCHEDULE 13D

CUSIP No. 778204-10-7                                        Page 12 of 59 Pages

1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MARY K. MILLER

2.   CHECK THE APPRORIATE BOX IF A MEMBER OF A GROUP

     (BOX B IS CHECKED)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF, SC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)

     (NO BOX IS CHECKED)

6.   CITIZENSHIP OR PLACE OF ORGAINZATION

     UNITED STATES

NUMBERS OF SHARES BENEFICALLY OWNED BY EACH REPORTING
 PERSON WITH:

7.   SOLE VOTING POWER

     170

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     89

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

     170

12.  CHECK BOX IF THIS AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

     (BOX IS CHECKED)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.01

14.  TYPE OF REPORTING PERSON*

     IN

              *SEE INSRTUCTIONS BEFORE FILLING OUT!

                           SCHEDULE 13D

CUSIP No. 778204-10-7                                        Page 13 of 59 Pages

1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     JOSEPH A. PARINI

2.   CHECK THE APPRORIATE BOX IF A MEMBER OF A GROUP

     (BOX B IS CHECKED)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF, SC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)

     (NO BOX IS CHECKED)

6.   CITIZENSHIP OR PLACE OF ORGAINZATION

     UNITED STATES

NUMBERS OF SHARES BENEFICALLY OWNED BY EACH REPORTING
 PERSON WITH:

7.   SOLE VOTING POWER

     45,017

8.   SHARED VOTING POWER

     10,437

9.   SOLE DISPOSITIVE POWER

     42,886

10.  SHARED DISPOSITIVE POWER

     10,437

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

     55,454

12.  CHECK BOX IF THIS AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

     (BOX IS CHECKED)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.24

14.  TYPE OF REPORTING PERSON*

     IN

              *SEE INSRTUCTIONS BEFORE FILLING OUT!


                           SCHEDULE 13D

CUSIP No. 778204-10-7                                        Page 14 of 59 Pages

1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     JONES Y. PHARR, JR.

2.   CHECK THE APPRORIATE BOX IF A MEMBER OF A GROUP

     (BOX B IS CHECKED)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)

     (NO BOX IS CHECKED)

6.   CITIZENSHIP OR PLACE OF ORGAINZATION

     UNITED STATES

NUMBERS OF SHARES BENEFICALLY OWNED BY EACH REPORTING
 PERSON WITH:

7.   SOLE VOTING POWER

     7,744

8.   SHARED VOTING POWER

     12,473

9.   SOLE DISPOSITIVE POWER

     7,744

10.  SHARED DISPOSITIVE POWER

     12,473

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

     20,217

12.  CHECK BOX IF THIS AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

     (BOX IS CHECKED)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.82

14.  TYPE OF REPORTING PERSON*

     IN

              *SEE INSRTUCTIONS BEFORE FILLING OUT!


                           SCHEDULE 13D

CUSIP No. 778204-10-7                                        Page 15 of 59 Pages

1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     BRIAN J. READ

2.   CHECK THE APPRORIATE BOX IF A MEMBER OF A GROUP

     (BOX B IS CHECKED)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)

     (NO BOX IS CHECKED)

6.   CITIZENSHIP OR PLACE OF ORGAINZATION

     UNITED STATES

NUMBERS OF SHARES BENEFICALLY OWNED BY EACH REPORTING
 PERSON WITH:

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

     0

12.  CHECK BOX IF THIS AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

     (BOX IS CHECKED)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0

14.  TYPE OF REPORTING PERSON*

     IN

              *SEE INSRTUCTIONS BEFORE FILLING OUT!


                           SCHEDULE 13D

CUSIP No. 778204-10-7                                        Page 16 of 59 Pages

1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     FRANKIE D. ROSS

2.   CHECK THE APPRORIATE BOX IF A MEMBER OF A GROUP

     (BOX B IS CHECKED)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     SC, PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)

     (NO BOX IS CHECKED)

6.   CITIZENSHIP OR PLACE OF ORGAINZATION

     UNITED STATES

NUMBERS OF SHARES BENEFICALLY OWNED BY EACH REPORTING
 PERSON WITH:

7.   SOLE VOTING POWER

     607

8.   SHARED VOTING POWER

     152

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     152

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

     759

12.  CHECK BOX IF THIS AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

     (BOX IS CHECKED)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.03

14.  TYPE OF REPORTING PERSON*

     IN

              *SEE INSRTUCTIONS BEFORE FILLING OUT!

                           SCHEDULE 13D

CUSIP No. 778204-10-7                                        Page 17 of 59 Pages

1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     JAMES R. SEBASTIAN, JR.

2.   CHECK THE APPRORIATE BOX IF A MEMBER OF A GROUP

     (BOX B IS CHECKED)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)

     (NO BOX IS CHECKED)

6.   CITIZENSHIP OR PLACE OF ORGAINZATION

     UNITED STATES

NUMBERS OF SHARES BENEFICALLY OWNED BY EACH REPORTING
 PERSON WITH:

7.   SOLE VOTING POWER

     955

8.   SHARED VOTING POWER

     1,490

9.   SOLE DISPOSITIVE POWER

     955

10.  SHARED DISPOSITIVE POWER

     1,490

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

     2,445

12.  CHECK BOX IF THIS AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

     (BOX IS CHECKED)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.10

14.  TYPE OF REPORTING PERSON*

     IN

              *SEE INSRTUCTIONS BEFORE FILLING OUT!

                           SCHEDULE 13D

CUSIP No. 778204-10-7                                        Page 18 of 59 Pages

1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ROBERT J. SEDROWSKI

2.   CHECK THE APPRORIATE BOX IF A MEMBER OF A GROUP

     (BOX B IS CHECKED)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF, SC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)

     (NO BOX IS CHECKED)

6.   CITIZENSHIP OR PLACE OF ORGAINZATION

     UNITED STATES

NUMBERS OF SHARES BENEFICALLY OWNED BY EACH REPORTING
 PERSON WITH:

7.   SOLE VOTING POWER

     734.3984

8.   SHARED VOTING POWER

     207

9.   SOLE DISPOSITIVE POWER

     33

10.  SHARED DISPOSITIVE POWER

     207

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

     941.3984

12.  CHECK BOX IF THIS AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

     (BOX IS CHECKED)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.38

14.  TYPE OF REPORTING PERSON*



              *SEE INSRTUCTIONS BEFORE FILLING OUT!

                           SCHEDULE 13D

CUSIP No. 778204-10-7                                        Page 19 of 59 Pages

1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ERNEST R. SEYMOUR

2.   CHECK THE APPRORIATE BOX IF A MEMBER OF A GROUP

     (BOX B IS CHECKED)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)

     (NO BOX IS CHECKED)

6.   CITIZENSHIP OR PLACE OF ORGAINZATION

     UNITED STATES

NUMBERS OF SHARES BENEFICALLY OWNED BY EACH REPORTING
 PERSON WITH:

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     200

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     200

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

     200

12.  CHECK BOX IF THIS AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

     (BOX IS CHECKED)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.01

14.  TYPE OF REPORTING PERSON*

     IN

              *SEE INSRTUCTIONS BEFORE FILLING OUT!

                           SCHEDULE 13D

CUSIP No. 778204-10-7                                        Page 20 of 59 Pages

1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PAMELA S. SKLAR

2.   CHECK THE APPRORIATE BOX IF A MEMBER OF A GROUP

     (BOX B IS CHECKED)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)

     (NO BOX IS CHECKED)

6.   CITIZENSHIP OR PLACE OF ORGAINZATION

     UNITED STATES

NUMBERS OF SHARES BENEFICALLY OWNED BY EACH REPORTING
 PERSON WITH:

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

     0

12.  CHECK BOX IF THIS AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

     (BOX IS CHECKED)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0

14.  TYPE OF REPORTING PERSON*

     IN

              *SEE INSRTUCTIONS BEFORE FILLING OUT!
                           SCHEDULE 13D

CUSIP No. 778204-10-7                                        Page 21 of 59 Pages

1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PAUL V. SMITH

2.   CHECK THE APPRORIATE BOX IF A MEMBER OF A GROUP

     (BOX B IS CHECKED)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)

     (NO BOX IS CHECKED)

6.   CITIZENSHIP OR PLACE OF ORGAINZATION

     UNITED STATES

NUMBERS OF SHARES BENEFICALLY OWNED BY EACH REPORTING
 PERSON WITH:

7.   SOLE VOTING POWER

     1,333

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     1,333

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

     1,333

12.  CHECK BOX IF THIS AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

     (BOX IS CHECKED)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.05

14.  TYPE OF REPORTING PERSON*

     IN

              *SEE INSRTUCTIONS BEFORE FILLING OUT!

                           SCHEDULE 13D

CUSIP No. 778204-10-7                                        Page 22 of 59 Pages

1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     KEITH C. VANDER HYDE

2.   CHECK THE APPRORIATE BOX IF A MEMBER OF A GROUP

     (BOX B IS CHECKED)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)

     (NO BOX IS CHECKED)

6.   CITIZENSHIP OR PLACE OF ORGAINZATION

     UNITED STATES

NUMBERS OF SHARES BENEFICALLY OWNED BY EACH REPORTING
 PERSON WITH:

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

     0

12.  CHECK BOX IF THIS AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

     (BOX IS CHECKED)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0

14.  TYPE OF REPORTING PERSON*

     IN

              *SEE INSRTUCTIONS BEFORE FILLING OUT!

                           SCHEDULE 13D

CUSIP No. 778204-10-7                                        Page 23 of 59 Pages

1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CATHY L. WALLS

2.   CHECK THE APPRORIATE BOX IF A MEMBER OF A GROUP

     (BOX B IS CHECKED)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)

     (NO BOX IS CHECKED)

6.   CITIZENSHIP OR PLACE OF ORGAINZATION

     UNITED STATES

NUMBERS OF SHARES BENEFICALLY OWNED BY EACH REPORTING
 PERSON WITH:

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

     0

12.  CHECK BOX IF THIS AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

     (BOX IS CHECKED)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0

14.  TYPE OF REPORTING PERSON*

     IN

              *SEE INSRTUCTIONS BEFORE FILLING OUT!

                           SCHEDULE 13D

CUSIP No. 778204-10-7                                        Page 24 of 59 Pages

1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GLENN M. WALTERS

2.   CHECK THE APPRORIATE BOX IF A MEMBER OF A GROUP

     (BOX B IS CHECKED)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)

     (NO BOX IS CHECKED)

6.   CITIZENSHIP OR PLACE OF ORGAINZATION

     UNITED STATES

NUMBERS OF SHARES BENEFICALLY OWNED BY EACH REPORTING
 PERSON WITH:

7.   SOLE VOTING POWER

     2,000

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     2,000

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

     2,000

12.  CHECK BOX IF THIS AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

     (BOX IS CHECKED)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.08

14.  TYPE OF REPORTING PERSON*

     IN

              *SEE INSRTUCTIONS BEFORE FILLING OUT!


 Item 1.  Security and Issuer.

          The title of the class of equity securities to which this statement on Schedule 13D (the "Statement") relates is Common Stock, $1 par value per share, of Rospatch Corporation (the "Shares"). The name and address of the principal executive offices of the issuer of such securities is Rospatch Corporation, 3101 Walkent Drive, N.W., Post Office Box 2738, Grand Rapids, Michigan 49501 (the "Registrant").

Item 2.   Identity and Background.

          The persons filing this Statement are Patricia R. Barnick, J. Grant Beadle, Thomas W. Butler, Jr., Richard L. Compton, Carol B. Dick, Anne M. Friend, Ellen L. Frost, Paul K. Gaston, William E. Malpass, Jr., Mary K. Miller, Joseph A. Parini, Jones Y. Pharr, Jr., Brian J. Read, Frankie D. Ross, James R. Sebastian, Jr., Robert J. Sedrowski, Ernest R. Seymour,
Pamela S. Sklar, Paul V. Smith, Keith C. VanderHyde, Cathy L. Walls, and Glenn M. Walters (collectively, the "Individual Reporting Persons") and the Rospatch Affiliated Employee Stock Ownership and Savings Plan, a trust organized under the laws of the State of Michigan (the "Rospatch Plan").
The Individual Reporting Persons and the Rospatch Plan are collectively referred to in this Statement as the "Reporting Persons."

     On March 14, 1988, the Shareholders' Committee for Maximizing Rospatch's Value (the "Committee") and other related participants filed with the Securities and Exchange Commission statements on Schedule 14B. In these statements, the Committee and other participants described their intention to solicit proxies for the election of the Committee's nominees for directors at the 1988 Annual Meeting of Shareholders of the Registrant. The Committee nominees are in opposition to the slate of directors nominated by the Registrant's Board of Directors (the "Registrant's Nominees").

     Each of the Individual Reporting Persons are officers, directors or employees of the Registrant or its subsidiaries. Each of the Individual Reporting Persons, with the exception of Mr. Smith and Mr. Sedrowski, has advised the Registrant's Board of Directors that he or she plans to solicit proxies on behalf of the Registrant's Nominees.

     Joseph A. Parini, Paul V. Smith, William E. Malpass, Jr., Robert J. Sedrowski and Carol B. Dick are the members of the Administrative Committee of the Rospatch Plan (the "Plan Administrators"). The Plan Administrators have advised the Registrant's Board of Directors that they plan to support the election of the Registrant's Nominees. On the basis of their support for the Registrant's Nominees the Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act"). The reporting Persons expressly disclaim the existence of a group among the Reporting Persons or between the Reporting Persons and any other person.

     The Rospatch Plan acquired and held the Shares it beneficially owns in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the Registrant, nor in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b). On the basis of the support of the Plan Administrators for the Registrant's Nominees in the election contest, it may be deemed that the Rospatch Plan no longer continues to hold the Shares it beneficially owns as described in the preceding sentence. Accordingly, the Rospatch Plan files this Statement regarding the Shares it beneficially owns.

     The Registrant is a diversified manufacturer operating in three business segments: identification products, wood products and technical products. The address of its principal office is 3101 Walkent Drive, N.W., Post Office
Box 2738, Grand Rapids, Michigan 49501.

     The principal business of the Rospatch Plan is to provide benefits to qualified employees of the Registrant and its subsidiaries and the beneficiaries of such employees. The business address of the Rospatch
Plan is c/o Old Kent Bank and Trust Company, Trustee, One Vandenberg Center, Grand Rapids, Michigan 49503.

     For each Individual Reporting Person and for each Plan Administrator, the business address, present principal occupation or employment, and the name, principal business and address of the corporation or other organization in which the employment is conducted are as follows:

          Patricia R. Barnick is the assistant secretary and manager of communications of the Registrant. The business address of Ms. Barnick and the Registrant is 3101 Walkent Drive, N.W., Post Office Box 2738, Grand Rapids, Michigan 49501.

          J. Grant Beadle is chairman of the board of Union Special Corporation (industrial sewing machine equipment). Mr. Beadle has been a director of the Registrant since 1977. The business address of Mr. Beadle and Union Special Corporation is 222 North LaSalle, Suite 900, Chicago, Illinois 60601.

          Thomas W. Butler, Jr., is president of Thomas W. Butler & Associates, Inc. (consulting). Mr. Butler has been a director of the Registrant since 1984. The business address of Mr. Butler and Thomas W. Butler & Associates is 17 Clearwater Drive, Hohokus, New Jersey 07423.

          Richard L. Compton is the personnel director of the Jessco Division of the Registrant (furniture manufacturer). The business address of Mr. Compton and Jessco is 202 Spaulding Street, Dowagiac, Michigan 49047.

          Carol B. Dick is vice president for human resources of the Registrant. The business address of Ms. Dick and the Registrant is 3101 Walkent Drive, N.W., Post Office Box 2738, Grand Rapids, Michigan 49501.

          Anne M. Friend is an executive secretary of the Registrant. The business address of Ms. Friend and the Registrant is 3101 Walkent Drive, N.W., Post Office Box 2738, Grand Rapids, Michigan 49501.

          Ellen L. Frost is the human resources manager of Santa Barbara Applied Optics, Inc., a subsidiary of the Registrant (manufacturer of coated lenses and military optics). The business address of Ms. Frost and Santa Barbara Applied Optics, Inc. is Post Office Box 989, Santa Barbara, California 93102.

          Paul K. Gaston is the managing partner of Warner, Norcross & Judd (law firm). Mr. Gaston has been a director of the Registrant since 1985.
The business address of Mr. Gaston and Warner, Norcross & Judd is 900 Old Kent Building, Grand Rapids, Michigan 49503.

          William E. Malpass, Jr., is the vice President for Finance, Secretary and Treasurer of the Registrant. The business address of Mr. Malpass and the Registrant is 3101 Walkent Drive, N.W., Post Office Box 2738, Grand Rapids, Michigan 49501.

          Mary K. Miller is the personnel manager of Tiffin Enterprises, Inc., a subsidiary of the Registrant (manufacturer of vinyl laminated stereo speakers). The business address of Ms. Miller and Tiffin Enterprises, Inc.
is 458 Second Avenue, Tiffin, Ohio 44883.

          Joseph A. Parini is the President and Chief Executive Officer of the Registrant. He has been a director of the Registrant since 1980. The business address of Mr. Parini and the Registrant is 3101 Walkent Drive, N.W., Post Office Box 2738, Grand Rapids, Michigan 49501.

          Jones Y. Pharr, Jr., is retired. His residence address is 8925 Mount Pleasant Road, Midland, North Carolina 28107. Mr. Pharr is currently chairman of the board of the Registrant and has been a director of the Registrant since 1962.

          Brian J. Read is the director of human resources of the Electronic Systems Division of the Registrant (manufacturer of electronic defense systems). The business address of Mr. Read and the Electronic Systems Division is 7500 Main Street, Fishers, New York 14453.

          Frankie D. Ross is the personnel manager of the Lenoir Division of the Registrant (manufacturer of narrow fabric, woven labels and printed labels). The business address of Ms. Ross and the Lenior Division is 950 German Street, N.W., Lenoir, North Carolina 28645.

          James R. Sebastian, Jr., is the chairman of Management Techniques, Inc. (consulting and investing). He has been a director of the Registrant since 1975. The business address of Mr. Sebastian and Management Techniques, Inc. is 1001 Monroe Avenue, N.W., Grand Rapids, Michigan 49503.

          Robert J. Sedrowski is the corporate benefits manager of the Registrant. The business address of Mr. Sedrowski and the Registrant is 3101 Walkent Drive, N.W., Post Office Box 2738, Grand Rapids, Michigan 49501.

          Vice Admiral Ernest R. Seymour, USN (Ret.) is the president of ERS, Inc. (aerospace and management consultants). He has been a director of the Registrant since 1983. The business address of Vice Admiral Seymour and ERS, Inc. is 10204 Glencoe Road, Vienna, Virginia 22180.

          Pamela S. Sklar is the director of Human Resources of Guidance Technology, Inc., a subsidiary of the Registrant (manufacturer of gyroscopes). The business address of Ms. Sklar and Guidance Technology, Inc. is 9350 Eton Avenue, Chatsworth, California 91311.

          Paul V. Smith is the Senior Vice President of the Registrant. The business address of Mr. Smith and the Registrant is 3101 Walkent Drive, N.W., Post Office Box 2738, Grand Rapids, Michigan 49501.

          Keith C. VanderHyde is the chairman and chief executive officer of Guardsman Products, Inc. (manufacturer of speciality chemicals, household consumer products and providers of packaging services). Mr. VanderHyde is a nominee for the Registrant's Board of Directors. The business address of Mr. VanderHyde and Guardsman Products, Inc. is 2960 Lucerne Drive, S.E., Post Office Box 1521, Grand Rapids, Michigan 49501.

          Cathy L. Walls is the director of human resources/administration of Infrared Industries, Inc., a subsidiary of the Registrant (manufacturer of infrared detectors). The business address of Ms. Walls and Infrared Industries, Inc., is 1251 Research Parkway, Orlando, Florida 32826.

          Glenn M. Walters is president of Glenn Walters Consulting and Investment (consulting). Mr. Walters is a former director of the Registrant (1980 to 1987). The business address of Mr. Walters and Glenn Walters Consulting and Investments is 1307 McKay Tower, Grand Rapids, Michigan 49503.

     None of the Reporting Persons has been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     Each of the Individual Reporting Persons is a United State citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Reporting Persons are filing this Statement because they may be deemed to constitute a "group" under the Act as a result of their intentions to support the election of the Registrant's Nominees. See Response to Items 2 and 5. The Reporting Persons are not filing this Statement to report the purchase of any Shares.

     The Rospatch Plan has acquired the shares it beneficially owns through annual contributions to the Rospatch Plan by the Registrant and participants of the Rospatch Plan. The Rospatch Plan requires annual contributions by the Registrant, in cash or the Registrant's Common Stock. In addition, the Rospatch Plan allows an employee to defer and contribute to the Rospatch Plan a portion of their compensation pursuant to Section 401(k) of the Internal Revenue Code. The Registrant will match the participant's first two percent of contributed wages and will match half of the participant's next four percent of contributed wages.

     The Shares beneficially owned by Individual Reporting Persons have been acquired with personal funds, funds contributed by the Registrant under the Rospatch Plan, and other sources, including contributions to other employee benefit plans in which the Individual Reporting Persons participate.

Item 4.   Purpose of Transaction.

     Each Reporting Person acquired the Shares beneficially owned by the Reporting Person for investment purposes. In addition, as officers, directors or employees of the Registrant or its subsidiaries, the Individual Reporting Persons acquired and hold the Shares with the expectation that they would participate in the management of the registrant or its subsidiaries.

     The Committee and other participants have described their intention to solicit proxies for the election of the Committee's nominees for directors of the Registrant at the 1988 Annual Meeting of Shareholders of the Registrant (the "Annual Meeting"). Each Individual Reporting Person and the Plan Administrators have indicated to the Registrant's Board of Directors that they intend to support the election of the Registrant's Nominees at the Annual Meeting. See Responses to Item 2 and 5.

     To this end, the Individual Reporting Persons may communicate with the Registrant, with each other and with other shareholders of the Registrant to exchange views with respect to the Registrant and its prospects and management, and, with the exception of Mr. Smith and Mr. Sedrowski, to solicit proxies for the election of the Registrant's Nominees. In connection with those communications, the Individual Reporting Persons will discuss the contest on the election of directors, and may discuss proposals that relate to or would result in, among other things, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

     Although no decision has been made, the Reporting Persons reserve the right to decide in the future to seek to increase their influence over management through a significant increase in their holdings of the Shares of the Registrant. Thus, in the future, the Reporting Persons may take such actions with respect to their holdings of Shares of the Registrant as they deem appropriate in light of the circumstances then existing, including, among other actions, the purchase of additional Shares through open market purchases or privately negotiated transactions.

     In their capacities as officers, directors and key employees of the Registrant, certain of the Individual Reporting Persons expect that they will have influence over any future proposals by other persons involving extraordinary corporate transactions, such as tender offers, mergers, management changes or other fundamental changes in the ownership, control or management of the Registrant.

     In their capacities as officers, directors and key employees of the Registrant, certain of the Individual Reporting Persons from time to time consider plans and proposals of the type described in Item 4 of Schedule 13D. However, each Reporting Person expressly disclaims that the acquisition of the Shares beneficially owned by the Individual Reporting Person was directly for the purpose of furtherance of any specific plan or proposal of that type.

     Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions as specified in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) and (b)    As of the close of business on February 29, 1988, the
Registrant has reported that it has 2,457,354 Shares of its Common Stock issued and outstanding. All of the percentages reported in this Statement are based upon that number, taking into account for each Individual Reporting Person the number of Shares subject to options that are exercisable within 60 days of the date of this Statement. All percentages have been rounded to the nearest one-hundredth of a percent.

     The Rospatch Plan beneficially owns an aggregate of 200,650 Shares, or approximately 8.17 percent of the outstanding Shares. The Plan has sole voting power as to 16,200 Shares that have not been allocated to the account of any participant in the employee stock ownership plan provisions of the Rospatch Plan (the "ESOP"). The Rospatch Plan has sole dispositive power over all 200,650 Shares that it holds.

     Patricia R. Barnick beneficially owns an aggregate of 711 Shares, or approximately 0.03 percent of the outstanding Shares. This aggregate number includes 266 Shares subject to options exercisable within 60 days from the date of this Statement. Ms. Barnick has sole dispositive power with respect to 288 Shares, of which 22 Shares are held directly and 266 Shares are subject to options to purchase exercisable within 60 days of the date of this statement. She has sole voting power as to 711 Shares, of which 423 Shares have been allocated to her ESOP account, 22 Shares are held directly by her, and 266 Shares are subject to options to purchase exercisable within 60 days of the date of this statement. In addition, Ms. Barnick owns options to purchase
234 Shares that are not exercisable within 60 days of the date of this Settlement.

     J. Grant Beadle beneficially owns an aggregate of 1,000 Shares, or approximately 0.04 percent of the outstanding Shares. He holds sole voting and dispositive power with respect to 800 of these Shares. He shares voting and dispositive power with respect to 200 Shares that are held jointly with his spouse.

     Thomas W. Butler, Jr. beneficially owns 1,000 Shares, or approximately
0.04 percent of the outstanding shares. He shares voting and dispositive power with respect to these Shares with his spouse.

     Richard L. Compton beneficially owns an aggregate of 589.4023 Shares, or approximately 0.02 percent of the outstanding Shares. This aggregate number includes 233 Shares subject to options exercisable within 60 days of the date of this Statement. Mr. Compton has sole dispositive power with respect to these 233 Shares. He has sole voting power with respect to 589.4023 Shares, of which 233 Shares are subject to options to purchase exercisable within 60 days of the date of this Statement and 356.4023 Shares have been allocated to his ESOP account. In addition, Mr. Compton owns options to purchase 566 Shares that are not exercisable within 60 days of the date of this Statement.

     Carol B. Dick beneficially owns an aggregate of 305.517 Shares, or approximately 0.01 percent of the outstanding Shares. This aggregate number includes 100 Shares subject to options to purchase exercisable within 60 days of the date of this Statement. She has sole dispositive power with respect to these 100 Shares. Ms. Dick has sole voting power with respect to 173.517 Shares, of which 100 shares are subject to options purchase exercisable within 60 days of the date of this Statement and 73.517 Shares have been allocated to her ESOP account. She has shared voting and dispositive power with respect to 132 Shares that are held jointly with her spouse. In addition, Ms. Dick holds options to purchase 400 Shares that are not exercisable within 60 days of the date of this Statement.

     Anne M. Friend beneficially owns an aggregate of 0.89 Shares, or less than 0.01 percent of the outstanding Shares. She holds sole voting power with respect to all of these Shares, which are allocated to her ESOP account.

     Paul K. Gaston beneficially owns an aggregate of 9,963 Shares, or approximately 0.41 percent of the outstanding Shares. Mr. Gaston holds sole voting and dispositive power over 2,103 Shares which he holds directly. He shares voting and dispositive power over 7,860 Shares which are held in this retirement plan and individual retirement account.

     William E. Malpass, Jr. beneficially owns an aggregate of 27,414 Shares, or approximately 1.11 percent of the outstanding Shares. The aggregate number includes 5,333 Shares subject to options to purchase exercisable within 60 days of the date of this Statement. Mr. Malpass has sole voting power with respect to 12,114 Shares, of which 5,333 Shares are subject to the foregoing options to purchase, 6,000 Shares are beneficially owned directly, and 781 Shares are allocated to his ESOP account. He has sole dispositive power with respect to 11,333 shares, of which 5,333 Shares are subject to the foregoing options to purchase and 6,000 Shares are beneficially owned directly. Mr. Malpass shares voting and dispositive power with respect to 15,300 Shares, of which 15,000 are owned jointly with his spouse, and 300 are owned by his three minor children. In addition, Mr. Malpass owns options to purchase 6,500 Shares that are not exercisable within 60 days of the date of this Statement.

     Mary K. Miller beneficially owns an aggregate of 170 Shares, or approximately 0.01 percent of the outstanding Shares. This aggregate number includes 33 Shares subject to options to purchase exercisable within 60 days of the date of this Statement. Ms. Miller has sole voting power with respect to 170 Shares, of which 56 Shares are beneficially owned directly, 33 Shares are subject to the foregoing options to purchase and 81 Shares have been allocated to her ESOP account. She has sole dispositive power with respect to 89 Shares, of which 56 Shares are owned directly and 33 Shares are subject to the foregoing options to purchase.
In addition, Ms. Miller holds options to purchase 67 Shares that are not exercisable within 60 days of the date of this Statement.

     Joseph A. Parini beneficially owns an aggregate of 55,454 Shares, or approximately 2.24 percent of the outstanding Shares. This aggregate amount includes 15,000 Shares subject to options to purchase exercisable within 60 days of the date of this Statement. Mr. Parini holds sole dispositive power with respect to 42,886 Shares, of which 25,000 Shares are held directly, 15,000 Shares are subject to options to purchase exercisable within 60 days of the date of this Statement, and 2,886 Shares are in his 401(k) account in the Rospatch Plan. He holds sole voting power with respect to 45,017 Shares, of which 25,000 Shares are held directly, 15,000 are subject to options to purchase exercisable within 60 days of the date of this statement, and 2,886 Shares are in his 401(k) account in the Rospatch Plan and 2,131 Shares are allocated to his ESOP account. He shares voting and dispositive power with respect to 10,437 Shares that he holds jointly with his spouse.
In addition, Mr. Parini holds options for 20,000 Shares that are not exercisable within 60 days of the date of this Statement.

     Jones Y. Pharr, Jr. beneficially owns an aggregate of 20,217 Shares, or approximately 0.82 percent of the outstanding Shares. He holds sole voting and dispositive power with respect to 7,744 Shares that he beneficially owns directly. He shares voting and dispositive power with respect to 12,473 Shares, of which 7,036 Shares are held by the Jones Y. Pharr Co., 3,515 Shares are held by the Jones Y. Pharr Profit Sharing Trust, and 1,922 Shares are held by the Jones Y. Pharr Pension Plan.

     Frankie D. Ross beneficially owns an aggregate of 759 Shares, or approximately 0.03 percent of the outstanding Shares. She holds sole voting power with respect to 607 Shares allocated to her ESOP account. She shares voting and dispositive power with respect to 152 Shares that she holds jointly with her spouse.

     James R. Sebastian, Jr. beneficially owns an aggregate of 2,445 Shares, or approximately 0.10 percent of the outstanding Shares. Mr. Sebastian has sole voting and dispositive power with respect to 955 Shares that he beneficially owns directly. He shares voting and dispositive power with respect to 1,490 Shares with a relative who shares his home.

     Robert J. Sedrowski, beneficially owns an aggregate of 941.3984 Shares, or approximately 0.04 percent of the outstanding Shares. This aggregate number includes 33 shares subject to options to purchase exercisable within 60 days of the date of this Statement. Mr. Sedrowski holds sole voting power with respect to 734.3984 Shares, of which 33 Shares are subject to the foregoing options to purchase and 701.3984 Shares are allocated to his ESOP account.
He holds sole dispositive power with respect to the 33 Shares subject to the foregoing options to purchase. Mr. Sedrowski shares voting and dispositive power with respect to 207 Shares that he owns jointly with his spouse.

     Ernest R. Seymour beneficially owns an aggregate of 200 Shares, or approximately .01 percent of the outstanding shares. He shares voting and dispositive power with respect to all of the Shares he beneficially owns with the ERS, Inc. Retirement Trust.

     Paul V. Smith beneficially owns an aggregate of 1,333 Shares, or approximately 0.05 percent of the outstanding Shares. The aggregate amount includes 1,333 Shares subject to options to purchase exercisable within 60 days of the date of this Statement. Mr. Smith holds sole voting and dispositive power with respect to the Shares he beneficially owns. In addition, Mr. Smith holds options to purchase 4,167 Shares that are not exercisable within 60 days of the date of this Statement.

     Glenn M. Walters beneficially owns an aggregate of 2,000 Shares, or approximately 0.08 percent of the Shares. Mr. Walters holds sole voting and dispositive power as to the Shares he beneficially owns.

     Ellen L. Frost, Brian J. Read, Pamela S. Sklar, Keith C. VanderHyde and Cathy L. Walls do not beneficially own any Shares.

     If the Reporting Persons are deemed to be members of a group, each will be deemed to beneficially own all 325,153.19 Shares beneficially owned by the Reporting Persons, or approximately 13.23 percent of the outstanding Shares, not including options to purchase exercisable within 60 days of the date of this Statement. In the aggregate, the Reporting Persons beneficially own 22,331 Shares that are subject to options exercisable within 60 days of the date of this Statement. However, each Reporting Person disclaims beneficial ownership of the Shares owned by each of the other Reporting Persons.

     (c) On March 7, 1988, Joseph A. Parini exercised options to purchase 25,000 Shares. The exercise price with respect to 10,000 of these Shares was $8.625 per share; the exercise price with respect to the other 15,000 Shares was $8.75 per share.

     On March 7, 1988, William E. Malpass, Jr. exercised options to purchase 1,700 Shares. The exercise price with respect to these Shares was $8.625 per share.

     (d) Except for the Rospatch Plan, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

     Except as described in Item 4 with respect to the support for the Registrant's Nominees, none of the Reporting Persons, nor any person named in
Item 2, has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Registrant. For a description of any options to purchase Shares of the Registrant held by each Individual Reporting Person, see the response to Item 5(a).

Item 7.   Material to be Filed as Exhibits.

     Powers of attorney for each of the Individual Reporting Persons.


                               /s/ Joseph A. Parini
                              Joseph A. Parini*

                               /s/ Jones Y. Pharr, Jr.
                              Jones Y. Pharr, Jr.*

                               /s/ Brian J. Read
                              Brian J. Read*

                               /s/ Frankie D. Ross
                              Frankie D. Ross*

                               /s/ James R. Sebastian, Jr.
                              James R. Sebastian, Jr.*

                               /s/ Robert J. Sedrowski
                              Robert J. Sedrowski*

                               /s/ Ernest R. Seymour
                              Ernest R. Seymour*

                               /s/ Pamela S. Sklar
                              Pamela S. Sklar*

                               /s/ Paul V. Smith
                              Paul V. Smith*

                               /s/ Keith C. VanderHyde
                              Keith C. VanderHyde*

                               /s/ Cathy L. Walls
                               Cathy L. Walls*

                               /s/ Glenn M. Walters
                              Glenn M. Walters*

                              *By   /s/ William E. Malpass, Jr.
                                   William E. Malpass, Jr.
                                   Attorney-in-fact



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                              ROSPATCH AFFILIATED EMPLOYEE
                            STOCK OWNERSHIP AND SAVINGS PLAN


                              By  /s/ William E. Malpass, Jr.
                                 William E. Malpass, Jr.
                                 Member, Administrative Committee


                               /s/ Patricia R. Barnick
                              Patricia R. Barnick*


                               /s/ J. Grant Beadle
                              J. Grant Beadle*


                               /s/ Thomas W. Butler, Jr.
                              Thomas W. Butler, Jr.*


                               /s/ Richard L. Compton
                              Richard L. Compton*


                               /s/ Carol B. Dick
                              Carol B. Dick*


                               /s/ Anne M. Friend
                              Anne M. Friend*


                               /s/ Ellen L. Frost
                              Ellen L. Frost*


                               /s/ Paul K. Gaston
                               Paul K. Gaston*


                               /s/ William E. Malpass, Jr.
                              William E. Malpass, Jr.


                               /s/ Mary K. Miller
                              Mary K. Miller*


The following is the final amendment to the previously restated Schedule 13D.

CUSIP NO. 03070110              SCHEDULE 13D                 Page 2 of 3 Pages

Item 2    Identity and Background: (underlined)

          A single, joint filing on Schedule 13D was originally made on the basis that the Reporting Persons may have been deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, due to their support for the Registrant's Nominees for the Board of Directors. The "group" dissolved on April 25, 1988, and all further filings with respect to transactions involving the Registrant's stock will be filed, if required, by members of the "group" in their individual capacity.

Item 4    Purpose of Transaction

          A single, joint filing on Schedule 13D was originally made on the basis that the Reporting Persons may have been deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, due to their support for the Registrant's Nominees for the Board of Directors. As noted in Item 2, the "group" dissolved on April 25, 1988, after election of the Board of Directors.

Item 5    Interest in Securities of the Issuer

          A single, joint filing on Schedle 13D was orginally made on the basis that the Reporting Persons may have been deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, due to their support for the Registrant's Nominees for the Board of Directors. As noted in Item 2, the "group" dissolved on April 25, 1988, and all further filings with respect to transactions involving the Registrant's stock will be filed, if required, by members of the "group" in their individual capacity.

Signatures:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              AMERIWOOD INDUSTRIES AFFILIATED
                                                EMPLOYEE STOCK OWNERSHIP AND
                                                SAVINGS PLAN

DATED:            June        ,1995           By  /s/ David N. Kraker
                                                  David N. Kraker
                                                  Member, Administrative
                                                    Committee

                                                  /s/ Patricia R. Barnick
                                                  Patricia R. Barnick*

                                                  /s/ J. Grant Beadle
                                                  J. Grant Beadle*

                                                  /s/ Thomas W. Butler, Jr.
                                                  Thomas W. Butler, Jr.*

                                                  /s/ Richard L. Compton
                                                  Richard L. Compton*

                                                  /s/ Carol B. Dick
                                                  Carol B. Dick*

                                                  /s/ Anne M. Friend
                                                  Anne M. Friend*

                                                  /s/ Ellen L. Frost
                                                  Ellen L. Frost*

                                                  /s/ Paul K. Gaston
                                                  Paul K. Gaston




CUSIP NO. 03070110               SCHEDULE 13D              Page 3 of 3 Pages

                                                  /s/ William E. Malpass, Jr.
                                                  William E. Malpass, Jr.*

                                                  /s/ Mary K. Miller
                                                  Mary K. Miller*

                                                  /s/ Joseph A. Parini
                                                  Joseph A. Parini*

                                                  /s/ Jones Y. Pharr, Jr.
                                                  Jones Y. Pharr, Jr.*

                                                  /s/ Brian J. Read
                                                  Brian J. Read*

                                                  /s/ Frankie D. Ross
                                                  Frankie D. Ross*

                                                  /s/ James R. Sebastian, Jr.
                                                  James R. Sebastian, Jr.*

                                                   /s/ Robert J. Sedrowski
                                                   Robert J. Sedrowski*

                                                   /s/ Pamela S. Sklar
                                                   Pamela S. Sklar*

                                                   /s/ Paul V. Smith
                                                   Paul V. Smith*

                                                   /s/ Keith C. VanderHyde
                                                   Keith C. VanderHyde*

                                                   /s/ Cathy L. Walls
                                                   Cathy L. Walls*

                                                   /s/ Glenn M. Walters
                                                   Glenn M. Walters*


                                           By      /s/ Paul K. Gaston
                                                   Paul K. Gaston
                                                    Attorney-in-fact, Under
                                                    Powers of Attorney
                                                    filed on March 25, 1988,
                                                    which are incorporated
                                                    herein by reference.